UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008	Commission File Number: 333-08354
THOMSON REUTERS PLC
(Translation of registrant’s name into English)
3 Times Square
New York, New York 10036, United States
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

On April 17, 2008, The Thomson Corporation (“Thomson”), renamed Thomson Reuters Corporation as of April 17, 2008, and Reuters Group PLC (“Reuters”), completed a transaction under which Thomson acquired Reuters by implementing a dual listed company (“DLC”) structure. Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed – Thomson Reuters Corporation and Thomson Reuters PLC. Thomson Reuters Corporation’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Thomson Reuters PLC’s ordinary shares are listed on the London Stock Exchange as of April 17, 2008, and its American Depositary Shares, each representing six Thomson Reuters PLC ordinary shares, are listed on the Nasdaq Global Select Market. As the successor issuer to Reuters, Thomson Reuters PLC ordinary shares have been deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, by operation of Rule 12g-3(c).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS PLC
By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Executive Vice President and General Counsel

Date: April 17, 2008

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